# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Revolve Group, Inc., CIK 0001746618
CUSIP: 76156B107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 12889 MOORE ST., CERRITOS, California (CA), 90703
Date of event which requires filing of this statement: 09/07/2023
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000850529

## Reporting persons
- Fisher Asset Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Washington (WA); sole voting power 5,077; shared voting power 0; sole dispositive power 5,077; shared dispositive power 0; aggregate amount beneficially owned 5,077 (0% of the class)

## Item 1. Issuer
Name of issuer: Revolve Group, Inc.
Address of issuer's principal executive offices: 12889 MOORE ST., CERRITOS, CALIFORNIA, 90703

## Item 2. Person Filing
Name of person filing: Fisher Investments
Address of principal business office or, if none, residence:
Fisher Investments
13100 Skyline Blvd.
Woodside, CA 94062‐4527
Citizenship: Fisher Investments was incorporated and organized in the state of Delaware, in the United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
Number of Shares: 5,077
Sole Voting Power: 5,077
Shared Voting Power: N/A
Sole Dispositive Power: 5,077
Shared Dispositive Power: N/A
Percent of class: Percentage of Outstanding Shares: .013%
Sole power to vote or to direct the vote: Sole Voting Power: 5,077
Shared power to vote or to direct the vote: Shared Voting Power: N/A
Sole power to dispose or to direct the disposition: Sole Dispositive Power: 5,077
Shared power to dispose or to direct the disposition: Shared Dispositive Power: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Fisher Asset Management, LLC: Michael Rhodes, Senior Compliance Analyst (02/05/2024)